UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Savary Gold Corp.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Semafo Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

805115

(CUSIP Number of Class of Securities (if applicable))

Savary Gold Corp.

Suite 2400-120 Adelaide Street West

Toronto, Ontario

M5H 1T1

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

The following documents have been delivered to holders of securities of, or published in the home jurisdiction of Savary Gold Corp. (“Savary”) and were required to be disseminated to U.S. security holders or published in the United States

Exhibit 1.1	Notice of Special Meeting of Shareholders and Management Information Circular of Savary (the “Circular”)

Exhibit 1.2	Letter of Transmittal

Exhibit 1.3	Form of Proxy

Exhibit 1.4	News Release, dated March 11, 2019

(b)

Not applicable.

Item 2.	Informational Legends

The required legends are included on the cover page of the Circular and under the headings “Notice to Savary Shareholders in the United States” and “Note to United States Savary Shareholders” in the relevant materials.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

(a)	Form of Support and Voting Agreement, dated March 5, 2019;

(b)	Combination Agreement, dated March 11, 2019; and

(c)	Material Change Report of Savary, dated March 20, 2019.

(2)

(a)	Annual Information Form of Semafo Inc. (“SEMAFO”) for the financial year ended December 31, 2018 dated March 14, 2019;

(b)

Annual Audited Consolidated Financial Statements of SEMAFO for each of the financial years ended December 31, 2018 and December 31, 2017, together with the notes thereto and the auditors’ report thereon;

(c)	Management’s Discussion and Analysis of SEMAFO for the financial year ended December 31, 2018;

(d)	Management Information Circular of SEMAFO dated March 29, 2018 with respect to the annual general meeting of the Shareholders of SEMAFO held on May 10, 2018; and

(e)	The Section “Risks and Uncertainties” of Savary’s Management’s Discussion and Analysis for the period ended September 30, 2018.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, SEMAFO is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates. Any change in the name or address of the agent for service of process shall be communicated promptly to the United States Securities and Exchange Commission by amendment of the Form F-X.

PART IV

EXHIBIT INDEX

Exhibit	Description

1.1	Circular

1.2	Letter of Transmittal

1.3	Form of Proxy

1.4	News Release, dated March 11, 2019

1.5	Form of Support and Voting Agreement, dated March 5, 2019

1.6	Combination Agreement, dated March 11, 2019

1.7	Material Change Report of Savary, dated March 20, 2019

1.8	Annual Information Form of SEMAFO for the financial year ended December 31, 2018 dated March 14, 2019

1.9	Annual Audited Consolidated Financial Statements of SEMAFO for each of the financial years ended December 31, 2018 and December 31, 2017, together with the notes thereto and the auditors’ report thereon

1.10	Management’s Discussion and Analysis of SEMAFO for the financial year ended December 31, 2018

1.11	Management Information Circular of SEMAFO dated March 29, 2018 with respect to the annual general meeting of the Shareholders of SEMAFO held on May 10, 2018

1.12	The Section “Risks and Uncertainties” of Savary’s Management’s Discussion and Analysis for the period ended September 30, 2018

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEMAFO INC.

By:	/s/ Eric Paul-Hus
Name:	Eric Paul-Hus
Title:	Vice-President, Law, Chief Compliance Officer and Corporate Secretary

Dated: April 2, 2019